FOR IMMEDIATE RELEASE
October 28, 2009
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President and CEO
 (Stock Code Number: 6857, TSE first section)
(Ticker symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Managing Executive Officer and
Vice President, Corporate Administration Group
Phone: + 81-(0)3-3214-7500

Notice Concerning Distribution of Dividends from Surplus

At a meeting held on October 28, 2009, the Board of Directors resolved the expected amount of a distribution of surplus (“Interim dividends”) the record date of which is September 30, 2009. In relation to the above, we hereby inform you of the following:

1. Details of Interim dividends
	Interim dividends for FY2009	Previous announced (July 29, 2009)	Interim dividends for FY2008
Record date	September 30, 2009	September 30, 2009	September 30, 2008
Dividend per share	5.00 yen	Undecided	25.00 yen
Total amount of dividends	894 million yen	－	4,468 million yen
Effective date	December 1, 2009	－	December 1, 2008
Source of dividends	Retained earnings	－	Retained earnings

2. Reason for the dividend amount
The Company's policy with respect to dividends is that, while aiming to make consistent distributions, because of the fluctuation of the market in which it operates, the Company makes dividend payouts following a target payout ratio of 20% or more.
Due to the unclear outlook of the business environment, we announced interim and year-end dividend forecast for the fiscal year ending March 31, 2010, as ‘Undecided’ on July 29, 2009. After comprehensive consideration of current conditions, the company has decided interim dividend as above. Our forecast for the year-end dividend will continue to be ‘Undecided’ because the outlook of business environment remains unclear. It will be announced as soon as it is decided.

3. Details of Dividends for the fiscal year
	Dividend per share (yen)
Record Date	Interim	Year-end	Annual total
Forecast	－	Undecided	Undecided
Dividends for FY2009 (ending March 31, 2010)	5.00	－	－
Dividend for FY2008 (ended March 31, 2009)	25.00	5.00	30.00

* Cautionary Statement with Respect to Forward-Looking Statements
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information ─ Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.